P.E. 1/21/02


02011898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



U.S. POST OFFICE
DELAYED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

333-12138

For the Press Release dated January 21, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: January 24, 2002

By: "B. E. McGrath"
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED

Press Release

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – JANUARY 21, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that The Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange and the New York Stock Exchange.

The notice provides that Canadian Natural may, during the 12 month period commencing January 23, 2002 and ending January 22, 2003, purchase for cancellation on The Toronto Stock Exchange and the New York Stock Exchange up to 6,060,180 shares, being 5% of the 121,203,603 outstanding common shares. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.

Canadian Natural's common shares are trading at record low multiples of cash flow per share. While pursuing Canadian Natural's successful acquisition, exploration and development plans remains the best opportunity to create value for Canadian Natural, any excess cash flow in 2002 over budgeted spending may be used by Canadian Natural to further strengthen its balance sheet or continue growth of value per common share. One investment opportunity available to Canadian Natural under these circumstances, depending upon future trading prices and other factors, is the use of these excess funds to purchase its common shares, as it is a worthwhile investment, and is in the best interests of Canadian Natural and its shareholders.

Pursuant to a Normal Course Issuer Bid which has been in place since January 22, 2001, Canadian Natural has purchased 2,537,800 Common Shares at an average price of $44.61 per share.

Canadian Natural is a senior exploration and production company, with operations focused in Western Canada, the North Sea and West Africa.

For more information, please contact:

ALLAN P. MARKIN	**JOHN G. LANGILLE**	**STEVE W. LAUT**
Chairman	President	Executive Vice-President, Operations

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8
Telephone: (403) 517-6700 **Facsimile:** (403) 517-7350
Email: investor.relations@cnrl.com **Website:** www.cnrl.com

Trading Symbols
Toronto Stock Exchange – **CNQ** New York Stock Exchange – **CED**